

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES THAT MOODY'S DECISION TO DOWNGRADE ITS DEBT RATINGS SHOULD HAVE NO SIGNIFICANT IMPACT ON BUSINESS OPERATIONS

Montréal, Nov. 11, 2004 – Global transportation leader Bombardier Inc. today said it is disappointed with Moody's decision to downgrade the Corporation's debt ratings, even though the decision should have no significant impact on its operations.

"While we take Moody's announcement very seriously, we still believe we have the right plan in place to achieve our objectives, and with $4.9 billion of liquidity at the end of October, we have the resources to address the situation," said Paul M. Tellier, President and Chief Executive Officer. "We have renewed and increased our bank facilities, confirming the Company's continued access to credit capacity."

Bombardier continues to work diligently to improve its profitability and cash generation. It has already taken measures to proactively manage risks. Aerospace has dealt with its aircraft delivery schedule and production rates to mitigate the negative impact of some regional aircraft customers' challenges. New orders from Air Canada, Air Nostrum and Air New Zealand, as well as an agreement with GECAS to take delivery of 16 aircraft from US Airways' backlog will also counterbalance this effect.

Bombardier expects to deliver a similar number of aircraft this year as last year. A stronger business jet market will help meet the challenges in the regional aircraft business.

Bombardier's transportation group returned to profitability in the second quarter and is expected to continue to be profitable. Footprint rationalization, production improvement initiatives and procurement process improvements have been put in place.

Bombardier Capital will continue to be active in inventory financing and to generate profits while the wind-down of portfolios moves forward as planned.

dlw 2/7

"We remain a market leader in both aerospace and rail transportation equipment with complete lines of products that are innovative, are on the cutting edge and address our customers' needs," Tellier continued.

"We have good liquidity and the restructuring program is on track. We are focused on our plan and we will attain our objectives, which now include a return to investment grade," concluded Tellier.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information

Dominique Dionne
Vice President, Communications
+1(514) 861-9481

www.bombardier.com

BOMBARDIER

PRESS RELEASE

ERRATUM

BOMBARDIER ANNOUNCES DE-LISTING FROM FRANKFURT AND BRUSSELS STOCK EXCHANGES

Montréal, Dec. 7, 2004 – Bombardier announced today that its applications to de-list its Class B shares (subordinate voting) from the official markets of the Frankfurt and Euronext Brussels stock exchanges have been granted. The effective date of de-listing is March 7, 2005 for the Frankfurt Stock Exchange and Dec. 31, 2004, for the Euronext Brussels, after closing of markets. Bombardier's decision to de-list from both stock exchanges was due to the very low volume of the Corporation's shares being traded on these exchanges. The Class B shares are listed and will continue to be traded on the Toronto Stock Exchange.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information

Dominique Dionne
Vice President, Communications
+1 514 861-9481

www.bombardier.com

BOMBARDIER

PRESS RELEASE

ORGANIZATIONAL CHANGES AT BOMBARDIER

Montréal, Dec. 17, 2004 – Bombardier announced today the following organizational changes: William J. Fox is stepping down as Senior Vice President, Public Affairs and Moya Greene is stepping down as Senior Vice President, Operational Effectiveness. These changes are effective today.

"I wish to thank both William Fox and Moya Greene for their dedication to Bombardier." said Mr. Laurent Beaudoin, Executive Chairman of the Board. "I am joined by the whole management team in expressing our sincere gratitude."

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information
Dominique Dionne
Vice President, Communications
+1 514 861-9481

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES CORPORATE OFFICE STAFF REDUCTION AND ORGANIZATIONAL CHANGES

Montréal, January 20, 2005 – Bombardier Inc. announced today a reorganization of its corporate office and the decentralization of certain functional responsibilities to Bombardier Aerospace and Bombardier Transportation. The reorganization follows the previously announced creation of the Office of the President that regroups strategic and executive management responsibilities around the Chairman and Chief Executive Officer and the Presidents of the Corporation's two main operating groups. A total of 60 corporate office positions will be eliminated.

Bombardier also announced that Mr. Michael Denham, Senior Vice President, Strategy, is leaving the Corporation effective immediately. Mr. Richard Bradeen is appointed Senior Vice President, Strategy and CASRA (Corporate Audit Services and Risk Assessment) and will assume the corporate strategy function in addition to his present responsibilities.

"Announcing layoffs is always difficult, but the restructuring of our corporate office allows certain functions to reside in the operating groups and be managed by the respective Presidents, Mr. André Navarri at Bombardier Transportation and Mr. Pierre Beaudoin at Bombardier Aerospace," said Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc. "I wish to sincerely thank those employees leaving us for their years of devoted service to Bombardier."

"I also wish to thank Michael for his loyal service to Bombardier," added Mr. Beaudoin. "His contribution in many critical files over the past four years has been significant. On behalf of the Board of Directors and all Bombardier employees, I wish him well in his new endeavours."

"Richard Bradeen has been a solid leader at Bombardier for seven years now. With his background in corporate strategy, he is well positioned to support me and the Office of the President as we focus on the development of the Corporation's overall strategy," said Mr. Beaudoin.

The Corporation also announced the appointment of Mr. John Paul Macdonald as Senior Vice President, Public Affairs, effective immediately. Mr. Macdonald assumes his duties in addition to his current communications and government affairs responsibilities at Bombardier Aerospace.

"John Paul is an experienced communicator who has proven himself since he joined Bombardier Aerospace three years ago. I am very pleased to have him join my management team," concluded Mr. Beaudoin.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at www.bombardier.com.

For information

John Paul Macdonald
Senior Vice President, Public Affairs
514-861-9481
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES THAT NORTHWEST CONVERTS 10 CRJ REGIONAL JET OPTIONS TO FIRM ORDERS

Toronto, November 24, 2004 – Bombardier Aerospace announced today that Northwest Airlines has exercised options for 10 *Bombardier CRJ200* series regional jets for its Northwest Airlink operation.

This represents the conversion of 10 of the airline's 175 options on the *Bombardier CRJ*. Northwest has indicated that the aircraft will be operated by Pinnacle Airlines, Inc.

The transaction increases the number of firm orders from Northwest Airlines to 139 *Bombardier CRJ* aircraft, of which 109 had been delivered as of September 30, 2004.

"We are delighted that Northwest Airlines is expanding the deployment of the *Bombardier CRJ* within its Airlink route system," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The flexibility and economics of regional jets allow major airlines such as Northwest to provide new services or increased frequencies to various markets that support an aircraft of this size."

As of September 30, 2004, the *Bombardier CRJ* program had secured firm orders for 1,410 aircraft, of which 1,150 had been delivered. Conditional orders and options bring the program total to 2,608 aircraft.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Note to Editors
Images of Northwest CRJ200 series aircraft are available on our Web site photo gallery: www.aero.bombardier.com/htmen/F15.jsp.

For information
Sylvie Gauthier
Bombardier Aerospace
514-855-7983
www.bombardier.com

BOMBARDIER

PRESS RELEASE

QANTAS AIRWAYS BUYS SEVEN BOMBARDIER Q400 AIRLINERS

- Australian airline becomes 12th Q400 customer

Toronto, January 13, 2005 – Bombardier Aerospace announced today that Qantas Airways has placed a firm order for seven *Bombardier Q400* high-speed turboprops on behalf of its QantasLink regional airline. The contract includes options and purchase rights on an additional ten Q400 aircraft. Qantas Airways is Australia's premier airline and with this order becomes the newest operator of the *Bombardier Q400.*

The firm order contract is valued at approximately $168 million U.S. Deliveries are scheduled to begin in the first quarter of 2006.

"This investment marks a new era in regional air travel, with the *Bombardier Q400* aircraft featuring jet-like speed and allowing QantasLink to grow capacity efficiently on key routes while maintaining frequency," said Narendra Kumar, Executive General Manager, Regional Airlines at Qantas Airways. "Passenger acceptance of our current fleet of *Bombardier Q Series* has also been high – especially with the excellent Noise and Vibration Suppression (NVS) system in our newer *Q200* and *Q300* aircraft – so the *Q400* was the obvious choice for the larger aircraft."

"We are also impressed with the speed of the *Bombardier Q400*," Mr. Kumar added. "This will enable QantasLink to reduce flight times and potentially operate additional frequencies on some sectors."

"We welcome QantasLink as a new operator of the Bombardier *Q400* aircraft. We are confident that the improved efficiency of the Bombardier *Q400* will have a very positive impact on QantasLink's operations," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The jet speed and comfort of the *Q400* will benefit passengers, and its very low exhaust and noise emissions will make it a very environmentally friendly aircraft."

QantasLink currently operates 34 Bombardier aircraft with a route network that reaches from Tasmania in the south to Horn Island in the north, spanning about 3,400 kilometres – the longest regional airline route network in the world. The airline operates approximately 2,000 flights a week to 49 domestic destinations.

The contract announced today increases firm orders for the *Bombardier Q400* to 121 aircraft, with 88 in service with 10 operators in North America, Europe and the Asia/Pacific region.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at www.bombardier.com.

Bombardier, Q Series, Q300, Q200 and Q400 are trademarks of Bombardier Inc. or its subsidiaries.

Note to Editors
Images of QantasLink *Bombardier Q400* aircraft are available in our web site multimedia library at: www.aero.bombardier.com/htmen/F15.jsp. Also visit the Bombardier Q400 website at www.Q400.com

For information:
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS 20 MORE Q400 AIRLINERS TO FLYBE

U.K. carrier cites low operating costs, high passenger appeal

Toronto, January 27, 2005 – Bombardier Aerospace announced today that U.K.-based FlyBE, one of Europe's leading low cost airlines, has placed a firm order for 20 additional *Bombardier Q400* high-speed turboprop airliners. Delivery of the 20 aircraft will increase the FlyBE Q400 fleet to 41 aircraft.

The transaction announced today is valued at approximately $485 million U.S. and represents the conversion of FlyBE's 20 options to firm orders.

"The versatility of the Bombardier Q400 makes it a great aircraft for FlyBE," commented FlyBE Managing Director, Jim French. "Quiet, jet-like performance and great engineering will help us continue to deliver on-time flights and stay the most punctual airline on many of the routes we fly. It is also very economical to run and will be a key strategic weapon for FlyBE, in what is a very competitive marketplace."

"Airlines worldwide are facing tremendous economic pressures. The *Bombardier Q400* changes the rules of the game. With 16 Q400 aircraft already delivering great value in the FlyBE fleet, their investment is testament to the Q400's spectacularly low operating costs, jet speed, and superior cabin comfort," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The Q400 represents the way for the industry to grow the business and the bottom line at the same time. It truly delivers turboProfits."

FlyBE, based at Exeter in southwest England, serves 41 destinations in the U.K and Europe.

Today's announcement increases firm orders for the *Bombardier Q400* to 141 aircraft. As of December 31, 2004, 88 had been delivered to 10 operators in North America, Europe and the Asia/Pacific region.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at www.bombardier.com.

Note to Editors
Images of the contract signing and of the FlyBE *Bombardier Q400* aircraft are available in our web site multimedia library at: www.aero.bombardier.com/htmen/F15.jsp.
Also visit the Bombardier Q400 website at www.Q400.com

For information:
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER IS AWARDED 2 SIGNALLING ORDERS FOR MADRID METRO LINES 1 AND 6 VALUED AT APPROXIMATELY $135 MILLION US

Montréal, November 22, 2004 — Bombardier Transportation received two signalling orders from Madrid Metro for a total value of approximately $135 million US (104M€), to supply its cutting edge *CITYFLO* 450 CBTC-ATC solution for Lines 1 and 6.

The orders encompass the supply, installation, testing, commissioning and maintenance of *CITYFLO* 450 CBTC-ATC solution (communication-based automatic train control) covering a total of 40.2 kms and 54 stations. They cover as well the onboard equipment for the 117 existing trains that will operate on both lines; *EBI* Lock electronic interlockings and *EBI* Screen control rooms.

The two-phase project is scheduled to be finalised in 29 months. During the first phase, the new solutions will interface with the existing signalling system. Once the *CITYFLO* 450 systems enter operation during the second phase, the existing conventional equipment will be replaced as well by new state-of-the-art devices including *EBI* Track jointless track circuits and *EBI* Switch 700 electro-hydraulic point machines as well as LED (Light Emitting Dials) type signals.

Javier Rión, President of Bombardier Transportation, Rail Control Solutions, said: "*CITYFLO* 450 is a cutting edge train control solution that has been successfully supplied in America and is currently in the process of being installed in Asia. This order constitutes a breakthrough in the European market, being the first on the continent." He added, "With this order from Metro Madrid, Bombardier strengthens its position in the mass transit signalling market. We are proud to provide our products, solutions and services worldwide, guaranteeing quality and safety requirements supported by our highly trained international employees."

The *CITYFLO* 450 solution is an automatic communication-based train control system (CBTC-ATC), which does not require track circuits. Since train-to-wayside communication is provided via two-way radio, the solution can be used as an overlay radio-based train control system to upgrade existing fixed block systems. This technology permits to increase the number of trains in service without compromising safety or incurring major refurbishment costs. Its flexible design allows its easy upgrade to *CITYFLO* 650, driverless operation.

Bombardier Transportation's Rail Control Solutions portfolio covers the whole range of mass transit solutions with Bombardier *CITYFLO* from manual to fully automatic systems, as well as communication-based systems, and mainline solutions Bombardier *INTERFLO* from conventional systems to ERTMS level 2 systems. Our solutions embrace a complete palette of wayside and onboard products.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information

Hélène V. Gagnon
Director, Communications
450 441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES THE SALE TO GREENBRIER OF ITS INTEREST IN ITS FREIGHT CARS MANUFACTURING JOINT VENTURE IN MEXICO

Montréal, December 7, 2004 - Bombardier announced today the sale of its interest in Greenbrier-Concarril LLC and Gunderson Concarril S.A. de C.V. to the Greenbrier Companies. The transaction will result in Greenbrier owning 100% of Greenbrier-Concarril and its manufacturing subsidiary Gunderson Concarril, S.A. de C.V. The value of the transaction is approximately US $ 10 million.

Greenbrier-Concarril LLC was formed in 1998 as a joint venture between Bombardier Transportation and The Greenbrier Companies to manufacture through Gunderson Concarril S.A. de C.V., rail freight cars for the North American market, at Bombardier's facility in Sahagun, Mexico.

Gunderson-Concarril will continue to lease a portion of Bombardier's Sahagun facility and thus the production of freight cars will continue at the same location.

This transaction will have no impact on Bombardier's other activities at the Sahagun site. Bombardier will continue to manufacture passenger rail cars and to assemble locomotives at the Sahagun facility.

"Freight cars manufacturing is not a core area of expertise for Bombardier. The transaction is therefore in line with Bombardier's plan to refocus on core businesses", explained Mr. William Spurr, President of Bombardier Transportation, North America. "Our Sahagun site employees will benefit from the sale of our interest to Greenbrier by continuing to perform this work under a service agreement between Bombardier Transportation and Greenbrier", expanded Mr. Spurr. "Sahagun remains an integral part of our North American footprint. Our Sahagun facility is currently manufacturing 405 rubber-tire subway cars for Sistema de Transporte Colectivo-Metro (STC), the Mexico City subway. The first train was delivered and accepted by the customer in September of this year", added Mr. Spurr.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information
Hélène V. Gagnon
Director, Communications
450-441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO SUPPLY 38 LIGHT RAIL VEHICLES VALUED AT 121 MILLION DOLLARS US TO VIENNA

Montréal, December 21, 2004 – Bombardier Transportation today received an order from Vienna's local operator Wiener Linien for the construction of 38 low-floor light rail vehicles (LRVs). The contract has a total value of 91 million euros ($121 million dollars US), with Bombardier's share estimated at some 69 million euros ($91 million dollars US). The contract also includes an option for a further 42 LRVs. Delivery of the LRVs for Line U6 is scheduled for the period between the end of 2006 and mid-2008.

The vehicles will be built at Bombardier Transportation's production facilities in Vienna, with Vossloh Kiepe assuming responsibility for the electrical equipment. The technical specifications and advantages of the new light rail vehicles will be presented at a joint event with Wiener Linien in January next year.

"For Bombardier, this order is further proof of the trust and confidence Wiener Linien place in our products and our people," said Walter Grawenhoff, President, Light Rail Vehicles. "The order will allow us to add yet another chapter to the success story of Bombardier light rail vehicles, which we have developed specifically for Vienna's U6 line."

From 1993 to 2000, Bombardier delivered a total of 78 vehicles, which have since been in full revenue service on the city's historic metro line U6. The new vehicles are based to a large extent on the design of the previous vehicles. Passengers, however, will now be able to enjoy the additional benefit of an air-conditioned passenger area.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information
Helene V. Gagnon
Director, Communications
+450 441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED A 350 MILLION EUROS ORDER FROM SNCF FOR 100 ADDITIONAL HIGH-CAPACITY TRAINS AGC TYPE TO BE IN SERVICE IN DIFFERENT FRENCH REGIONS

Montréal, January 4, 2005 – Bombardier Transportation announced today that it received an additional order for 100 high-capacity trains AGC type (Autorail Grande Capacité) from the French National Railways (SNCF), valued at approximately 350 million euros ($474 million dollars US). The SNCF represents the French Regions in this transaction. The trains will be delivered between December 2007 and February 2009. Bombardier will manufacture these AGC trains at its Crespin plant, in the Valenciennes region in France.

This firm order follows the selection of Bombardier by SNCF in September 2001 for the supply of 500 high-capacity regional trains AGC type for the French Regions. In December 2001, a first firm order of 192 was signed followed by two additional options, one for 73 trains in February 2003 and one for 14 trains in March 2003. With the current order, the total number of firm orders from SNCF for high-capacity regional trains AGC type is 379.

The AGC is available in numerous versions. The seating capacity of the trains can range from 160 to 220 seats, depending on the number of cars. Modular interior design exists in the High Class and Intercity versions. The trains can run on either diesel fuel, electricity or a combination of the two. The AGC travels at a maximum speed of 160 km per hour. Thanks to its articulated architecture, it sports wide carbodies and inter-circulation gangways, as well as a continuous low floor. These features provide excellent access for travellers, make it easier to move about in the trains and deliver greater comfort, visibility, and security. The first AGC was delivered in January of 2004 and about 30 are currently operating in France.

Bombardier's President of Mainline and Metros, Mr. Olof Persson commented on the occasion, "This order of additional trains based on the contract signed in 2001 confirms SNCF and the French Regions' trust in Bombardier. These trains have the ability to cover great distances, providing passengers with a comfortable and easy mode of regional transportation. Our staff in Crespin, France is wholeheartedly dedicated to driving this project through to successful completion."

Bombardier Transportation in France operates primarily at its Crespin site in the Valenciennes region, where it employs more than 1,600 people. In the French market, Bombardier Transportation participates in all TGV programs and manufactures a wide range of rolling stock for public transport. Among these products are the MF 2000 vehicles for the Paris metro, the Strasbourg, Nantes and Marseille tramways, the recent vehicles for the RER network and the TER2N NG regional transport railcars.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Note to Editors
A photo is available on our Website at the following address:
http://www.transportation.bombardier.com/photography.jsp

For information
David Slack
Manager, Communications
450-441-3190

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED A $144 MILLION US *MOVIA* METRO CAR ORDER FROM METROREX IN ROMANIA

Montréal, January 19, 2005 – Bombardier Transportation announced today that it received an order from Metrorex in Romania to supply 20 6-car *MOVIA* metro trains for the Bucharest Metro. Valued approximately at $144 million US (110 million Euros), the contract calls for the design, manufacture and delivery of the new cars. The new cars will operate on lines 1 and 3 of the Bucharest Metro. First deliveries are expected in 2006.

The production of bogies will take place at Bombardier's Siegen plant in Germany and the flat pack carbodies will be produced in Bombardier's Görlitz plant in Germany. The IGBT propulsion will be manufactured in Bombardier's Vasteras plant in Sweden, and the Project management will be done out of Sweden as well. Final assembly of the cars, however, will be completed in Craiova, Romania by our local partner Electroputere.

"This new order for our *MOVIA* metro cars confirms Bombardier's commitment to Bucharest and the country of Romania," said Olof Persson, President, Mainline and Metros, Bombardier Transportation. "Our *MOVIA* metro trains currently running in Bucharest have proven to our customer that the product is reliable and safe. Passengers also appreciate the comfort of these cars," added Persson.

Previous orders for the Bucharest metro include an order for the delivery of 108 *MOVIA* metro cars as well as signalling systems for Line 2 , valued at approximately $144 million US (110 million Euros), awarded on June 3, 1999, as well as traffic control and interlocking systems valued at approximately $14 million US (10.8 million Euros), awarded on January 17, 2003.

"The new *MOVIA* metro cars awarded by Metrorex are another addition to the successful cars running currently in Bucharest," stated Marius Lapadat, General Director of Metrorex. "Residents and visitors to our capital are impressed with these new state-of-the-art trains. The *MOVIA* metro provides a modern feel to Bucharest which is important for our economic future. We have good relations with Bombardier and look forward to many more years of working together."

The funding for this new order is shared by the customer Metrorex and the EIB (European Investment Bank). Each is contributing 50% of the entire sum.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at www.bombardier.com.

Note to Editors
A photo is available on our Website at the following address:
http://www.transportation.bombardier.com/photography.jsp

MOVIA is a trademark of Bombardier Inc. or its subsidiaries.

For information
Hélène V. Gagnon
Senior Director, Communications
+ 450-441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES SALE OF FREIGHT CAR PRODUCTION PLANT IN NIESKY, GERMANY

Berlin, 20 January 2005 – Bombardier announced today to its employees an agreement in principle to sell its Saxon facility in Niesky, Germany. The site, which specializes in the production of freight cars, will be sold to a German group of investors comprised of SEAG Beteiligungs- und Verwaltungsgesellschaft mbH (holding and management company) and Mutatio Consult GmbH. Mr. Michael Krege, Managing Director of SEAG, will head the new company.

With the entry into force of the contracts, the new company will employ 200 employees and 21 trainees who are currently working at the site. "Freight car manufacturing is not a core area of expertise for Bombardier. This transaction is therefore in line with our plan to refocus on core businesses," explained Mr. Wolfgang Toelsner, Chief Operating Officer of Bombardier Transportation.

The sale of the Niesky plant concludes Bombardier's announced withdrawal from the freight car business. In December 2004, Bombardier also sold its interests in a Mexico-based freight car manufacturing joint venture with the Greenbrier Companies.

Bombardier Transportation will remain one of the site's customers in the area of component production.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at **www.bombardier.com**

For information
Ulrich Bieger
Tel.: ++49 30 3832 1178
Mobile: ++49 172 421 54 25

www.bombardier.com